U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
1.  Name of the Registrant: Ensco plc
2.  Name of person relying on exemption: Arrowgrass Capital Partners (US) LP
3.  Address of person relying on exemption: 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019
4.  Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

 Ensco-Atwood Transaction  August 2017    Ensco-Atwood TransactionAugust 21st, 2017

 Summary

We Urge All Ensco Shareholders To Vote Against The Atwood Transaction

Wrong Price, Wrong Time, Excessive Risk – Preserve Optionality Instead

- Arrowgrass owns 14.6 million shares of Ensco, making us one of Ensco's largest shareholders
- On August 14th, 2017, Ensco issued a press release and presentation with "An Overview of Strategic Rationale and Value" of the proposed Atwood transaction
- Unfortunately, as the company continues to defend this misguided deal, Ensco share price continues to lag behind that of its peers, with the cumulative underperformance since announcement at ~16-27% (down 36% in absolute terms)
- Shareholders are saying very loudly that they do not see either the rationale or the value in this acquisition
- After reading Ensco's new presentation, we are more confident than ever that this expensive, poorly timed and risky transaction is clearly the wrong path for Ensco
- The sudden change in Ensco's definition of "best-in-class" assets and the new "alternative methodologies" used to try to defend this transaction are attempts to explain the unexplainable
- This deal is clearly value destructive regardless of whether one has a positive or negative view of the cycle
- The transaction manages to both limit upside (by issuing shares at the bottom) and add risk (by taking on more leverage)
- We urge fellow shareholders to make their views known and to vote against this misguided deal

3

 The Ensco-Atwood Transaction

 A new footnote in Ensco’s August presentation redefines “Best-in-Class” and reduces Ensco’s high end fleet to only 2  Atwood Is Not A “Unique” Opportunity  Ensco’s May and July 2017 investor presentations list 8 “Best-in-Class” drillships  5  Inconsistent “Best-in-Class” Definition Exposes Challenge To Justify The Transaction        Source: Ensco’s May 30th, 2017 presentation announcing the Atwood transaction. Ensco’s July 2017 presentation had a similar slide  Source: Ensco’s August 14th, 2017 presentation entitled: “Ensco/Atwood: An Overview of Strategic Rationale and Value”      Ensco had to redefine what constitutes a “Best-in-class Ultra-Deepwater Drillship” because it is so difficult to define Atwood’s assets as “unique”There is nothing “unique” about Atwood’s assets and it is widely known that there is a very long list of high quality assets in distressThis failed technical argument is only a diversion from the more relevant question: How much are Atwood’s assets worth?Whatever one may think about the “uniqueness” of Atwood’s drillships, Ensco is massively overpaying

 The proposed exchange ratio is the most disadvantageous in over 17 years despite ATW’s overleveraged balance sheet  This Is Clearly The Wrong Time To Give Away Almost 1/3rd Of The Company  Ensco Shares are trading at levels not seen since the mid 1990s  6  Worst Time In Decades To Issue ESV Shares In Absolute And Relative Terms  Source: Bloomberg  Source: Arrowgrass and Bloomberg  Increasing Ensco’s share count by 45% at multi-decade lows while adding leverage is demonstrably value destructive in both bullish and bearish scenariosThe proposed transaction means issuing shares at the most disadvantageous exchange ratio relative to Atwood in over 17 years despite the fact that Ensco’s own estimates would result in significant balance sheet stress for Atwood over the next 6-18 months A vote for the proposed deal is not only a vote to buy Atwood, but also a vote to give away ESV shares (and upside) to bail out ATW shareholders at the most disadvantageous time in decadesAt a minimum Ensco shareholders could and should get a better deal

"Lose-Lose" Transaction Destroys Value Even in Bullish Scenarios

Ensco's Cash Flow Estimates Imply ~10-15% Dilution Even After 5 Years Of Recovery

- The dilution underscores the fact that by issuing shares at the bottom, Ensco is curtailing upside even if market conditions improve materially, while substantially increasing risk with this leveraging transaction
- The deal would be even worse in a "lower for longer" environment as a more prolonged period of higher cash burn would compound the negative leveraging impact of this transaction



This deal is dilutive on a CF/share basis in both recovery scenarios presented by ESV in Form S-4 (Cases A and B)
Cummulative Dilution (%)
ESV's Case A
ESV's Case B
-27%
-17%
-10%
-6%
-9%
-68%
-42%
-21%
-10%
-14%
Dilutive on a Cash Flow / Share basis even after 5 years of recovery
Unleveraged CF / Share (US$)
Cummulative Dilution
ESV Standalone Unleveraged CF/Share
ESV Pro forma Unleveraged CF/Share
Utilization Rate (%)
Average Dayrate ('000 USD/Day)
ESV Utilization
ATW Utilization
ESV Average Dayrate
ATW Average Dayrate
ESV's Cases A/B both assume market recovers significantly – but still no accretion

Source: Arrowgrass and Form S-4. Utilization and dayrate assumptions are presented as disclosed in Form S-4 under Cases A and B

7

"Implied Per-Floater Valuation" Also Fails To Justify The Transaction

The methodology used by Ensco to calculate the price per rig understates the price being paid

- **But, much more importantly, Ensco is buying these assets for stock while also adding leverage**. Therefore, the **real** question is how does the price paid compare to the valuation at which Ensco is issuing shares
- Ensco presented a "Current" column in the table below trying to suggest that, after massive stock price underperformance, the value per rig is now "cheaper". This is particularly insulting to shareholders who are suffering increasing losses since the deal's announcement. Clearly a lower share price does not make this deal any more "attractive"

Ensco's "Implied Per-Floater Valuation" has several problems

Unique Opportunity To Acquire Multiple Offshore Assets At Significant Discount To Market Values

Atwood Oceanics

$MM	At Offer	Current
Aggregate Consideration[1,2]	$1,760	$1,434
Less: Illustrative Jackup Fleet Consideration[3]	(375)	(375)
Less: Value of Jackup Backlog[4]	(8)	(6)
Implied 6G / 7G Floater Consideration	**$1,377**	**$1,053**
Plus: Unfunded Floater Capex[6]	290	290
Less: Value of Capital Spares and Inventory[5]	(185)	(185)
Less: Value of Floater Backlog[4]	(152)	(111)
Implied 6G / 7G Floater Fleet Consideration	1,330	1,047
Implied Consideration Per 6G / 7G Floater[6]	**$222**	**$174**
Implied Cash Consideration Per 6G / 7G Floater[7]	*136*	*136*

Showing the consideration per rig "At Offer" and "Current" is a sore reminder of the stock price collapse since deal announcement. Clearly Ensco shares going down does not make this proposed deal any more attractive for ESV shareholders

The subtraction of $185 million for "Value of Capital Spares and Inventory" is both unusual and inappropriate since these are needed to run the business

We don't have a problem giving credit to Atwood's 3 contracts. However, we find it contradictory to give credit for the benefits of 3 contracts and not account for the liability and costs (cash burn, future reactivation costs) associated with Atwood's 6 other idle rigs

Ensco is lumping in together Atwood's 4 "best-in-class" 7G drillships with Atwood's 2 6G Semis. The more straightforward way to do it is to calculate the price for each of the 4 "Best-in-Class" drillships without the averaging down distortion of the 2 less capable rigs

Source: Ensco's August 14th, 2017 presentation entitled: "Ensco/Atwood: An Overview of Strategic Rationale and Value"

8

Consistent "Implied Per-Floater Valuation" Exposes Unjustified 50% Premium for Atwood's Rigs Relative to Ensco's Own Rigs

Paying For A "Cheap" Asset With Even Cheaper Shares Is Not "Attractive" And Destroys Value

- In our opinion, a "per-floater" valuation is intrinsically flawed, misleading and the last resort when everything else fails to demonstrate the logic of a transaction (Multiples, CF accretion, DCF, etc.)
- But for illustrative purposes we calculated the "Implied Value per Best-in-Class" rig in a consistent way for both Atwood and Ensco
- The conclusion is that Ensco is selling shares with an "Implied Value per Best-in-Class" rig of ~$200 million to pay ~ $300 million for each of Atwood's "Best-in-Class" rigs

Ensco is issuing shares at a substantial discount to Atwood's implied valuation

		Atwood (USD mn)	Value Per Rig (USD mn)
Aggregate Consideration At Offer		**1,760**	
Less: Illustrative Semisubmersible Consideration	(1)	(455)	**227**
Less: Illustrative Jackup Fleet Consideration	(2)	(375)	**75**
Less: Value of Jackup Backlog	(2)	(6)	
Plus: Unfunded Floater Capex	(2)	290	
Less: Value of Capital Spares and Inventory	(3)	-	
Less: Value of Floater Backlog	(2)	(111)	
Plus: Liability from idle rigs	(4)	106	
Implied "Best-in-Class" Floater Fleet Consideration		**1,209**	**302**

		Ensco Standalone (USD mn)	Value Per Rig (USD mn)
Enterprise Value At Offer	(5)	**4,879**	
Less: Illustrative Semisubmersible Valuation	(6)	(1,185)	**132**
Less: Illustrative Jackup Fleet Valuation	(7)	(1,250)	**50**
Less: Value of Total Backlog	(8)	(1,320)	
Plus: Unfunded Floater Capex	(9)	294	
Less: Value of Capital Spares and Inventory	(3)	-	
Plus: Liability from idle rigs	(4)	235	
Implied "Best-in-Class" Floater Fleet Valuation		**1,654**	**207**

Implied value per "Best-in-Class" rig on deal terms:

ATW = ~$300 million

ESV = ~$200 million

Note (1): Illustrative value for the Atwood Condor and Osprey (a moored unit) assumed to be $75 million lower than for ATW's 7G fleet, at $227 million each

Note (2): In line with Ensco's assumptions

Note (3): Value of Capital Spares and Inventory should not be subtracted since this is not a liquidation analysis and they are needed to run the business

Note (4): We try to capture the liability of owning idle rigs (e.g. reactivation costs and, in the case of ATW, the incremental corporate cash flow burn for the next 2 years using Ensco's Case B estimates as a starting point). We assume a reactivation cost of $15/25/5 million for each idle "Best-in-Class"/"Versatile Semi"/"Jackup" unit

Note (5): As of May 26th, 2017

Note (6): Illustrative value for the assets Ensco classifies as "Versatile Semisubmersibles". We only give value to 9 out of the 12 units listed by Ensco, assuming the others are scrapped. We assumed a value of $132 million/rig, which implies that Atwood's "Versatile Semisubmersibles" are each worth 73% more than Ensco's

Note (7): For illustrative purposes we assume that Atwood's Jackups are worth 50% more than Ensco's and we also assume that over 20% of Ensco's Jackup fleet will be scrapped

Note (8): We make the same assumption Ensco used for Atwood and used 40% of Ensco's $3.3 billion backlog (from June 2017 Form 10Q) to approximate the NPV of contracted revenue streams

Note (9): From Ensco's June 2017 Form 10Q

Source: Arrowgrass and Form S-4. Utilization and dayrate assumptions are presented as disclosed in Form S-4 under Cases A and B

9

"Alternative Analysis" Only Underscores The Lack Of Reasonable Arguments

When Everything Else Fails…

- Page 9 of the company's latest presentation had some particularly problematic "alternative analysis"
- ESV compared the future value of ATW (in a recovery) to the current value of ESV (at depressed conditions) and concluded that "recovery-ATW" would represent a high percentage of "depressed-ESV's" current value (they quoted "more than 90%")
- Somehow this novel approach would mean that the transaction has "substantial upside"
- Clearly, this apples and oranges comparison makes absolutely no sense as it compares the value of two companies in completely different market environments
- Ironically, to calculate this "upside", Ensco is even using the reference price of August 9th, 2017, i.e. after this misguided transaction destroyed 32% of the company's market value
- By this logic, if Ensco shares decline another 50% the Atwood transaction would look even more "compelling"
- This deal is demonstrably misguided according to every traditional method of evaluating a transaction (Multiples, CF accretion, DCF, even "per rig valuation")
- This "alternative" new analysis is obviously flawed and serves only to prove how difficult it is for the company to justify this transaction

10

 11  ESV Is The Worst Performing Stock In The Sector Since The Deal Announcement  Source: Arrowgrass and Bloomberg  Market Has Spoken - Worst Performing Stock Since Deal Announcement                      In addition to dilution, deal has already cost ESV 16-27% relative to peers and 36% in absolute terms  The material underperformance of Ensco shares since announcing this transaction suggests that its acute flaws are as transparent for most shareholders as they are for us

 Conclusions

Still The Wrong Deal For Ensco

Wrong Price, Bad Timing And Reduced Optionality In A “Lower For Longer” Environment

Wrong Price:

- Ensco is paying a material premium to the valuation made by Atwoods's own financial advisor (using arguably aggressive estimates), while even Ensco's own financial advisor arrives at only 5-10% accretion (using arguably even more aggressive assumptions)
- The ratio of 1.6 Ensco shares for each Atwood share is the highest relative ratio in the last 17 years of trading

Bad Timing:

- The total of Atwood's maturities between now and Feb 2020 is $1.3 billion, while the cumulative leveraged FCF burn over this period is over $300 million
- Since the deal announcement, Atwood's position is even more fragile as, at least so far, they have failed to renew the Atwood Advantage drillship (~$20 million hit to annualized EBITDA per Arrowgrass estimates)
- With Atwood's dire prospects, why did Ensco act now instead of waiting for an even stronger bargaining position?

Reduces Optionality:

- Transaction adds 2.3 turns of leverage based on Ensco's own 2018 estimates, while its "runway" is shortened by at least one year
- Places Ensco in a weaker position to withstand a "lower for longer" environment and materially reduces Ensco's ability to take advantage of future potential distressed opportunities
- Absorbing Atwood's overleveraged balance sheet undoes years of work that resulted in Ensco having one of the best balance sheets in the industry

Conclusion:

- **This transaction is a shareholder-sponsored charity for Atwood shareholders and bondholders, while adding material risks and diluting Ensco shareholders. So far, the material underperformance of Ensco shares suggests the acute flaws in this imprudent transaction are as transparent to other shareholders as they are to us.**

13

Disclaimer

The views expressed in this presentation (the "Presentation") represent the opinions of Arrowgrass Capital Partners LLP and/or certain affiliates ("Arrowgrass") and the investment funds it manages that hold shares in Ensco plc (the "Company"). This Presentation is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Arrowgrass, and are based on publicly available information and Arrowgrass analyses. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") by the Company or other companies that Arrowgrass considers comparable. Arrowgrass has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Information contained in the Presentation has not been independently verified by Arrowgrass, and Arrowgrass disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Arrowgrass disclaims any obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Neither Arrowgrass nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information. Arrowgrass recognizes that the Company may possess confidential information that could lead it to disagree with Arrowgrass's views and/or conclusions.

Funds managed by Arrowgrass currently beneficially own, and/or have an economic interest in, shares of the Company. These funds are in the business of trading—buying and selling—securities. Arrowgrass may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify any recipient of the Presentation of any such changes. There may be developments in the future that cause funds managed by Arrowgrass to engage in transactions that change the beneficial and/or economic interest in the Company.

The Presentation may contain forward-looking statements which reflect Arrowgrass's views with respect to, among other things, future events and financial performance. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Arrowgrass's underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Arrowgrass that the future plans, estimates or expectations contemplated will ever be achieved.

Under no circumstances is the Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security, nor does the Presentation constitute either an offer to sell or a solicitation of an offer to buy any interest in funds managed by Arrowgrass. Any investment in the Arrowgrass Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment.

Arrowgrass is not soliciting proxies relating to the Ensco or Atwood special shareholder meetings and does not have the authority to vote your proxy. Arrowgrass is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Arrowgrass UK is a Limited Liability Partnership registered in England and Wales (FCA Firm reference number 413647). Registered office: 3rd Floor, 10 Portman Square, Marylebone, London W1H 6AZ